83-00005



13003848

Suppl

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C. 20549


SEC MAIL PROCESSING
RECEIVED
NOV 26 2013
WASH. D.C.
196
SECTION

REPORT OF
INTERNATIONAL FINANCE CORPORATION

In respect of its
INR 10,000,000,000 7.750 per cent. Synthetic INR Notes due
December 3, 2016,payable in U.S. Dollars
under its
Global Medium-Term Note Program

FILED PURSUANT TO RULE 3 OF REGULATION IFC

Dated: November 26, 2013

The following information regarding an issue of INR 10,000,000,000 7.750 per cent. Synthetic INR Notes due December 3, 2016, payable in U.S. Dollars (the "Notes") by International Finance Corporation (the "Corporation") under its Global Medium-Term Note Program is being filed pursuant to Rule 3 of Regulation IFC. As authorized by Rule 4 of Regulation IFC, certain information may be provided in the form of a Prospectus and other comparable documents. In the case of the Notes, the relevant issuing documentation is the Information Statement dated November 21, 2013 (the "Information Statement"), the Prospectus dated June 3, 2008 (the "Prospectus"), the Amended and Restated Program Agreement and Standard Provisions dated as of June 3, 2008 (the "Program Agreement"), the Amended and Restated Global Agency Agreement the Corporation and Citibank, N.A., London Branch, ("Citibank") dated as of June 3, 2008 (the "Global Agency Agreement"), the Final Terms dated November 22, 2013 (the "Final Terms"), and the Terms Agreement dated November 22, 2013 (the "Terms Agreement"), each of which is either attached as an Exhibit hereto or incorporated by reference from previous SEC filings made by the Corporation.

Item 1. Description of Obligations

See, generally, Final Terms.

(a) Title and Date. INR 10,000,000,000 7.750 per cent. Synthetic INR Notes due December 3, 2016, payable in U.S. Dollars

The Notes will be issued in registered form represented by a registered global certificate deposited with a custodian for DTC. Citibank is the Global Agent for Notes held through DTC. Citibank has direct custodial and depositary linkages with, and will act as custodian for Global Certificates held by DTC. See Prospectus.

(b) Interest Rate/Interest Payment Date. 7.750 per cent. per annum payable semi-annually in arrears on June 3 and December 3 in each year, commencing December 3, 2013, and ending on and including the Maturity Date. See, Final Terms, Item 15.

(c) Maturity Date. December 3, 2016.

(d) Redemption Provisions/Amortization Provisions. The Notes are not redeemable prior to maturity. See Prospectus, Terms and Conditions of the Notes, Condition 5.

(e) Kind and Priority of Liens. Not applicable.

(f) Priority of Obligations. The Notes will constitute direct, unconditional, general and unsecured obligations of the Corporation and will rank pari

passu and without any preference among themselves and pari passu with all other outstanding unsecured and unsubordinated obligations for borrowed money of the Corporation. See Prospectus, Terms and Conditions of the Notes, Condition 3.

(g) Amendment of Terms.

The Corporation shall only permit any modification of, or any waiver or authorization of any breach or proposed breach of or any failure to comply with, the Global Agency Agreement or the Terms and Conditions of the Notes, as modified, supplemented and amended by the Final Terms, if to do so could not reasonably be expected to be materially prejudicial to the interests of the Noteholders. See Prospectus at p. 37.

(h) Other Material Provisions. Not applicable.

(i) Fiscal/Paying Agent. The Global Agent is Citibank, N.A., London Branch, Citigroup Centre, Canada Square, Canary Wharf, London E14 5LB, England.

Item 2. Distribution of Obligations

(a) Plan of Distribution. See, generally, Prospectus, cover page, pp. 45-47, the Program Agreement, and the Terms Agreement.

The Dealer, party to the Terms Agreement, has agreed to purchase the Notes at an aggregate purchase price of 99.734 per cent. of the aggregate nominal amount of the Notes. See p. 1 of the Terms Agreement.

(b) Stabilization Provisions. Not applicable.

(c) Responsibility of Each Underwriter/Withholding of Commissions. See generally Program Agreement and Terms Agreement.

Item 3. Distribution Spread

See Final Terms, "Distribution".

Item 4. Discounts and Commissions to Sub-Underwriters and Dealers

See Item 2(a) above.

Item 5. Other Expenses of Distribution Not applicable.

Item 6. Application of Proceeds

The net proceeds will be used for general operations of the Corporation in accordance with its Articles of Agreement.

Item 7. Exhibits

A. Information Statement (November 21, 2013);[1]

B. Prospectus (June 3, 2008);[2]

C. Amended and Restated Program Agreement and Standard Provisions (as of June 3, 2008);[2]

D. Resolution No. IFC 2013-0040 adopted June 19, 2013 by the Board of Directors of the Corporation;

E. Global Agency Agreement (dated as of June 3, 2008);[2]

F. Final Terms (November 22, 2013); and

G. Terms Agreement (November 22, 2013).

---

1 Incorporated by reference from filing pursuant to Rule 2(a)(3) of Regulation IFC dated November 21, 2013.

2 Filed on September 17, 2008.

3 Filed on July 10, 2012.

EXHIBIT D.

INTERNATIONAL FINANCE CORPORATION

RESOLUTION NO. IFC 2013-0040

FY14 Funding Authorization

WHEREAS, the Corporation has determined that it is in the Corporation's best interest to borrow funds in various markets or from other sources in specified currencies or currency units from time to time and, for that purpose, to issue its notes, bonds, structured debt instruments or other evidences of indebtedness ("Obligations");

WHEREAS, by Resolution No. IFC 97-26, approved by the Board of Directors on June 19, 1997, the Corporation is authorized to repurchase, redeem or tender for, from time to time, outstanding Obligations issued by the Corporation in various markets and denominated in various currencies or currency units;

WHEREAS, the Corporation has determined that it is in its best interest to be able to increase its funding authority during FY14 in order to prefund a portion of the Corporation's FY15 borrowing requirements after completion of the FY14 funding program;

NOW, THEREFORE, BE IT RESOLVED AS FOLLOWS:

(A) THAT, during the period from July 1, 2013 through June 30, 2014 (both dates inclusive), the Corporation is authorized to borrow, in various markets or from other sources (including without limitation from the International Bank for Reconstruction and Development ("IBRD"), to the extent separately authorized by the Board of Directors of IBRD and the Corporation) and in various currencies or currency units, and for that purpose to issue its Obligations, in an aggregate principal amount (or in the case of zero coupon or deep discount Obligations the aggregate gross proceeds) not to exceed US$13,500,000,000 equivalent, determined by any Authorized Officer (defined in paragraph (H) below) on the basis of exchange rates prevailing as of the dates on which the financial terms of the respective borrowings are agreed, such Obligations to be in such form and denominations, and to bear such interest rate, maturity and other terms, as shall be approved by any Authorized Officer;

(B) THAT, during the period from July 1, 2013 through June 30, 2014 (both dates inclusive), subject to completion of its FY14 funding program in accordance with the authority granted under paragraph (A) above, and for purposes of prefunding a portion of the Corporation's FY14 borrowing requirement, the Corporation is authorized to borrow, in various markets and from other sources and in various currencies or currency units, and for that purpose to issue its Obligations in an aggregate principal amount (or, in the case of zero coupon or deep discount Obligations, the aggregate gross proceeds) not to exceed US$2,000,000,000 equivalent, determined by any Authorized Officer on the basis of exchange rates prevailing as of the dates on which the financial terms of the respective borrowings are agreed, such Obligations to be in such form and denominations, and to bear such interest rate, maturity and other terms, as shall be approved by any Authorized Officer;

2121 Pennsylvania Ave., N.W. • Washington, D.C. 20433 USA • Phone: (202) 477-1234 • Facsimile: (202) 477-6391

(C) THAT, in addition to issuing its own Obligations, the Corporation is authorized to structure its funding transactions in a manner that, as determined by an Authorized Officer, meets the requirements of the Islamic finance markets, and that such structures may include, without limitation, features such as the establishment of special-purpose vehicles ("SPVs") to hold in trust assets originated by IFC and transferred to such SPVs, the issuance by such SPVs of trust certificates evidencing ownership interests in such assets, the sale and repurchase of such assets by IFC to and from such SPVs from time to time, and such other features as an Authorized Officer deems advisable under the circumstances, and that the trust certificates, notes, bonds, structured debt instruments or other evidences of indebtedness issued in connection with any such funding transaction shall be deemed to be "Obligations" for purposes of this Resolution;

(D) THAT, with respect to any issue of Obligation under the terms and conditions of which the Corporation is obligated or may elect to redeem or prepay such Obligation before maturity, any Authorized Officer is hereby authorized, in the name and on behalf of the Corporation, to elect to redeem and to call for redemption and redeem, or to prepay such Obligations upon the terms and conditions specified therein, at such time or times as such Authorized Officer shall deem advisable, in accordance with the mandatory, automatic or optional redemption or prepayment provisions of such Obligation;

(E) THAT, during the period from July 1, 2013 through June 30, 2014 (both dates inclusive), the Corporation is authorized to borrow such additional amounts (determined by any Authorized Officer on the basis of exchange rates prevailing as of the dates on which the financial terms of the respective borrowings are agreed), and for that purpose issue and sell additional Obligations, in an aggregate principal amount (or, in the case of zero coupon or deep discount Obligations, the aggregate gross proceeds) not to exceed the aggregate principal amount of the Obligations prepaid, repurchased, redeemed or tendered for by the Corporation during the same period pursuant to authority granted under paragraph (D) above;

(F) THAT, subject to receipt of requisite approvals from member governments pursuant to the Corporation's Articles of Agreement, any Authorized Officer is authorized, in the name and on behalf of the Corporation, to offer and sell all or any part of the Obligations authorized under paragraphs (A), (B), (C), (D) or (E), at such price and on such terms, to such purchasers and upon such other terms and conditions as shall be approved by such Authorized Officer, and, in connection with such offer and sale, any Authorized Officer is hereby authorized, in the name and on behalf of the Corporation, to: (i) issue, execute and deliver such Obligations, and receive, or arrange for receipt of, payment therefore; (ii) issue and/or publish, or authorize the issuance and/or publication, of any prospectus, offering circular or other offering documentation relating to such Obligations; (iii) apply, if necessary, for the listing of such Obligations or on appropriate stock exchanges; and/or (iv) enter into, execute and deliver such agreements, instruments and other documents, and to take such other action, as such Authorized Officer shall deem necessary or advisable, in order fully to carry into effect the transactions authorized by this Resolution;

(G) THAT, with respect to Obligations, or coupons issued in connection therewith, any Authorized Officer may sign by manual or facsimile signature; and

(H) THAT, as used herein, the term "Authorized Officer" means any of the following officers of the Corporation, acting jointly or severally, in the name and on behalf of the Corporation: (i) the President, the Executive Vice President and any Vice President of the Corporation; (ii) the Director, Treasury Market Operations Department, (iii) the Director, Treasury Client Solutions Department, and (iv) any other officer of the Corporation designated in writing for this purpose by the President, the Executive Vice President or any Vice President of the Corporation.

Exhibit F

EXECUTION VERSION

Final Terms dated November 22, 2013


IFC
INTERNATIONAL FINANCE CORPORATION

International Finance Corporation

Issue of

INR 10,000,000,000 7.750 per cent. Synthetic INR Notes due December 3, 2016,

payable in U.S. Dollars

under its

Global Medium-Term Note Program

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Prospectus dated June 3, 2008. This document constitutes the Final Terms of the Notes described herein and must be read in conjunction with the Prospectus as may be supplemented from time to time. Full information on International Finance Corporation (the "Corporation") and the offer of the Notes is only available on the basis of the combination of this Final Terms and the Prospectus as so supplemented. The Prospectus as so supplemented may be obtained (without charge) from the office of the Corporation at 2121 Pennsylvania Avenue, N.W., Washington D.C. 20433, U.S.A. and is available for viewing at the website of the Corporation (www.ifc.org) and copies may be obtained from the website of the Luxembourg Stock Exchange (www.bourse.lu).

THE NOTES ARE NOT AN OBLIGATION OF THE INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT OR OF ANY GOVERNMENT.

1.	Issuer:	International Finance Corporation
2.	(i) Series Number:	1279
	(ii) Tranche Number:	1
3.	Specified Currency or Currencies:	The lawful currency of India ("Indian Rupee" or "INR"), provided that all payments in respect of the Notes will be made in United States Dollars ("USD").

4.	Aggregate Nominal Amount:	
	(i) Series:	INR 10,000,000,000
	(ii) Tranche:	INR 10,000,000,000
5.	Issue Price:	100 per cent. of the Aggregate Nominal Amount The Issue Price will be payable in USD in the amount of USD 160,589,427.43 at the agreed Reference Rate of 62.2706 Indian Rupees per one United States Dollar.
6.	(i) Specified Denominations:	INR 10,000 and integral multiples thereof
	(ii) Calculation Amount:	INR 10,000
7.	Issue Date:	November 26, 2013
8.	Maturity Date:	December 3, 2016 (subject to adjustment in accordance with item 22. below)
9.	Interest Basis:	7.750 per cent. Fixed Rate (further particulars specified below)
10.	Redemption/Payment Basis:	Redemption at par
11.	Change of Interest or Redemption/Payment Basis:	Not Applicable
12.	Put/Call Options:	Not Applicable
13.	Status of the Notes:	Senior
14.	Method of distribution:	Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15.	Fixed Rate Note Provisions:	Applicable
	(i) Rate of Interest:	7.750 per cent. per annum payable semi-annually in arrear
	(ii) Interest Payment Date(s):	June 3 and December 3 in each year, from and including December 3, 2013 to and including the Maturity Date (each as may be subject to adjustment in accordance with item 22. below).
	(iii) Fixed Coupon Amount:	INR 387.50 per Calculation Amount, payable in USD by applying the following formula: **INR 387.50 *divided by* Reference Rate (as defined in item 22. below)**

DC_LAN01:287606.3

(iv) Initial Broken Amount:	Initial Broken Amount of INR 15.06944444 per Calculation Amount, payable in USD by applying the following formula: **INR 15.06944444 *divided by* Reference Rate (as defined in item 22. below)**
(v) Day Count Fraction:	30/360 (unadjusted)
(vi) Determination Dates:	Not Applicable
(vii) Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
16. Floating Rate Note Provisions:	Not Applicable
17. Zero Coupon Note Provisions:	Not Applicable
18. Index Linked Interest Note/other variable-linked interest Note Provisions:	Not Applicable
19. Dual Currency Note Provisions:	Not Applicable

PROVISIONS RELATING TO REDEMPTION

20. Call Option I:	Not Applicable
Call Option II (Automatic):	Not Applicable
21. Put Option:	Not Applicable
22. Final Redemption Amount of each Note:	The Final Redemption Amount per Calculation Amount will be payable in USD and determined by the Calculation Agent, on the Rate Fixing Date in respect of the Maturity Date, as follows,: **Calculation Amount *divided by* Reference Rate** *Where*: "Calculation Agent" means HSBC Bank plc "Reference Rate" means the rate used on each Rate Fixing Date which will be the USD/INR spot rate, expressed as the amount of Indian

Rupees per one United States Dollar, for settlement in two Fixing Business Days, reported by the Reserve Bank of India, which is displayed on Reuters page "RBIB" (or any successor page) at approximately 1:00pm, Mumbai time, on each Rate Fixing Date. If a Price Source Disruption Event occurs on the Scheduled Rate Fixing Date, then the Reference Rate for such Rate Fixing Date shall be determined by the Calculation Agent in accordance with the Fallback Provisions set out below.

"Rate Fixing Date" means the Scheduled Rate Fixing Date, subject to Valuation Postponement.

"Scheduled Rate Fixing Date" means the date which is two Fixing Business Days prior to the Interest Payment Date or the Maturity Date or such other date on which an amount in respect of the Notes is due and payable. If the Scheduled Rate Fixing Date is an Unscheduled Holiday, the Rate Fixing Date shall be the next following relevant Fixing Business Day, subject to the Deferral Period for Unscheduled Holiday set out below.

"Unscheduled Holiday" means a day that is not a Fixing Business Day and the market was not aware of such fact (by means of a public announcement or by reference to other publicly available information) until a time later than 9:00 a.m. local time in Mumbai, two Fixing Business Days prior to the relevant Rate Fixing Date.

Adjustments to Interest Payment Date and Maturity Date:

If a Scheduled Rate Fixing Date is adjusted in accordance with the Following Business Day Convention or if Valuation Postponement applies, then the Interest Payment Date or Maturity Date relating to such Scheduled Rate Fixing Date shall be as soon as practicable, but in no event later than two (2) Payment Business Day(s) after the date on which the Reference Rate for such Interest Payment Date or Maturity Date is determined. If any Interest Payment Date or Maturity Date is adjusted in accordance with the preceding sentence, then such adjustment (and the corresponding payment obligations to be made on such dates) shall apply only to such Interest Payment Date or the Maturity Date, as applicable, and no further adjustment shall apply to the amount of interest payable.

Fallback Provisions:

"Price Source Disruption Event" means it becomes impossible to obtain the Reference Rate on a Rate Fixing Date.

"Applicable Price Source Disruption Fallbacks":

In the event of a Price Source Disruption Event, the Calculation Agent shall apply each of the following Price Source Disruption

Fallbacks for the determination of the Reference Rate, in the following order, until the Reference Rate can be determined.

1. Valuation Postponement	(As defined below)
2. Fallback Reference Price	SFEMC INR Indicative Survey Rate (INR02)
3. Fallback Survey Valuation Postponement	(As defined below)
4. Calculation Agent Determination of Reference Rate	

"Cumulative Events" has the following meaning: Notwithstanding anything to the contrary, in no event shall the total number of consecutive calendar days during which either (i) valuation is deferred due to an Unscheduled Holiday, or (ii) a Valuation Postponement shall occur (or any combination of (i) and (ii)), exceed 14 consecutive calendar days in the aggregate. Accordingly, (x) if, upon the lapse of any such 14 calendar day period, an Unscheduled Holiday shall have occurred or be continuing on the day following such period that otherwise would have been a Fixing Business Day, then such day shall be deemed to be a Rate Fixing Date, and (y) if, upon the lapse of any such 14 calendar day period, a Price Source Disruption shall have occurred or be continuing on the day following such period on which the Reference Rate otherwise would be determined, then Valuation Postponement shall not apply and the Reference Rate shall be determined in accordance with the next Price Source Disruption Fallback.

"Valuation Postponement" means that the Reference Rate will be determined on the Fixing Business Day first succeeding the day on which the Price Source Disruption ceases to exist, unless the Price Source Disruption continues to exist (measured from the date that, but for the occurrence of the Price Source Disruption, would have been the Rate Fixing Date) for a consecutive number of calendar days equal to the Maximum Days of Postponement. In such event, the Reference Rate will be determined on the next Fixing Business Day after the Maximum Days of Postponement (which will, subject to the provisions relating to Fallback Survey Valuation Postponement, be deemed to be the applicable Rate Fixing Date) in accordance with the next applicable Price Source Disruption Fallback.

"Maximum Days of Postponement": 14 calendar days.

"SFEMC INR Indicative Survey Rate (INR02)" means that the Reference Rate for a given Rate Fixing Date will be the Indian Rupee/U.S. Dollar Specified Rate for U.S. Dollars, expressed as the amount of Indian Rupees per one U.S. Dollar, for settlement in two Fixing Business Days, as published on the web site of Singapore Foreign Exchange Market Committee ("SFEMC") at approximately 3:30 p.m. (Singapore time), or as soon thereafter as practicable, on such date. The Reference Rate shall be calculated by SFEMC (or a service provider SFEMC may select in its sole discretion) pursuant to the SFEMC INR Indicative Survey (as defined below) for the purpose of determining the SFEMC INR Indicative Survey Rate.

"SFEMC INR Indicative Survey" means a methodology, dated as of December 1, 2004, as amended from time to time, for a centralized industry-wide survey of financial institutions that are active participants in the Indian Rupee/U.S. Dollar markets for the purpose of determining the SFEMC INR Indicative Survey Rate.

"Fallback Survey Valuation Postponement" means that, in the event that the Fallback Reference Price is not available on or before the third Fixing Business Day (or day that would have been a Fixing Business Day but for an Unscheduled Holiday) succeeding the end of either (i) Valuation Postponement for Price Source Disruption, (ii) Deferral Period for Unscheduled Holiday, or (iii) Cumulative Events, as applicable, then the Reference Rate will be determined in accordance with the next Applicable Price Source Disruption Fallback on such day (which will be deemed to be the applicable Rate Fixing Date). For the avoidance of doubt, Cumulative Events, if applicable, does not preclude postponement of valuation in accordance with this provision.

"Payment Business Day" means any day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealings in foreign exchange and foreign currency deposits) in New York City and Mumbai.

"Fixing Business Day" means any day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealings in foreign exchange and foreign currency deposits) in Mumbai.

Deferral Period for Unscheduled Holiday:

In the event the Scheduled Rate Fixing Date is postponed due to the occurrence of an Unscheduled Holiday, and if the Rate Fixing Date has not occurred on or before the 14th calendar day after the Scheduled Rate Fixing Date (any such period being a "Deferral Period"), then the next day after the Deferral Period that would have

	been a Fixing Business Day but for the Unscheduled Holiday, shall be deemed to be the Rate Fixing Date.
23. Early Redemption Amount: Early Redemption Amount(s) of each Note payable on redemption for taxation reasons or on event of default or other early redemption and/or the method of calculating the same (if required or if different from that set out in the Conditions):	The Final Redemption Amount as determined in accordance with item 22. above plus accrued and unpaid interest, if any, as determined in accordance with item 15.(iii) above; *provided that*, for purposes of such determination, the Scheduled Rate Fixing Date shall be the date that is two Fixing Business Days prior to the date upon which the Notes become due and payable.

GENERAL PROVISIONS APPLICABLE TO THE NOTES

24. Form of Notes:	Registered Notes: DTC Global Registered Certificate available on Issue Date
25. New Global Note (NGN):	No
26. Financial Centre(s) or other special provisions relating to payment dates:	New York and Mumbai
27. Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
28. Details relating to Partly Paid Notes:	Not Applicable
29. Details relating to installment Notes: amount of each installment, date on which each payment is to be made:	Not Applicable
30. Redenomination,	Not Applicable

	renominalization and reconventioning provisions:	
31.	Consolidation provisions:	Not Applicable
32.	Additional terms:	
	(i) Governing law:	New York

DISTRIBUTION

33.	(i) If syndicated, names and addresses of Managers and underwriting commitments:	HSBC Bank plc - INR 3,333,330,000 J.P. Morgan Securities plc - INR 3,333,340,000 Merrill Lynch International - INR 3,333,330,000 c/o J.P. Morgan Securities plc 25 Bank Street Canary Wharf London E14 5JP United Kingdom Attention: Euro Medium Term Note Desk Telephone: +44 20 7134 1470 Facsimile: +44 20 3493 1413
	(ii) Date of Terms Agreement:	November 22, 2013
	(iii) Stabilizing Manager(s) (if any):	Not Applicable
34.	If non-syndicated, name and address of Dealer:	Not Applicable
35.	Total commission and concession:	0.15 per cent. of the Aggregate Nominal Amount
36.	Additional selling restrictions:	**India.** (a) This Final Terms has not been and will not be registered, produced or published as an offer document (whether a prospectus in respect of a public offer or information memorandum or other offering material in respect of any private placement under the Indian Companies Act, 1956, as amended or replaced from time to time, or any other applicable Indian laws), with the Registrar of Companies, the Securities and Exchange Board of India or any other statutory or regulatory body of like nature in India and (b) the Notes have not been and will not be offered or sold in India by means of any document and this Final Terms or any other offering document or material relating to the Notes have not been and will not be circulated or distributed, directly or indirectly, to any person or to the public in India which

would constitute an advertisement, invitation, offer, sale or solicitation of an offer to subscribe for or purchase any securities in violation of Indian laws.

RESPONSIBILITY

The Corporation accepts responsibility for the information contained in this Final Terms.

Signed on behalf of the Corporation:

By: 

Duly authorized

PART B – OTHER INFORMATION

LISTING

(i)	Listing:	Luxembourg; Singapore
(ii)	Admission to trading:	Application will be made for the Notes to be admitted to trading on the regulated market of the Luxembourg Stock Exchange with effect from November 26, 2013. Application will be made for the Notes to be listed and quoted on the Singapore Exchange Securities Trading Limited (SGX-ST). Such permission (for the listing of the Notes) will be granted when the Notes have been admitted to the Official list of the SGX-ST. The SGX-ST assumes no responsibility for the correctness of any of the statements made or opinions expressed or reports contained herein. Admission to the Official List of, and the listing and quotation of the Notes on, the SGX-ST are not to be taken as an indication of the merits of the Corporation, the Program or the Notes.

RATINGS

Ratings:	Notes under the Program have been rated: S & P: AAA Moody's: Aaa

INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE

Save as discussed in "Plan of Distribution" in the Prospectus, so far as the Corporation is aware, no person involved in the offer of the Notes has an interest material to the offer.

OPERATIONAL INFORMATION

Intended to be held in a manner which would allow Eurosystem eligibility:	No
ISIN Code:	US45950VCQ77
Common Code:	099748346
CUSIP:	45950VCQ7

Any clearing system(s) other than Euroclear Bank S.A./N.V., Clearstream Banking, *société anonyme* and The Depository Trust Company and the relevant identification number(s):	Not Applicable
Delivery:	Delivery against payment
Names and addresses of additional Paying Agent(s) (if any):	Not Applicable

GENERAL

Applicable TEFRA exemption:	Not Applicable

UNITED STATES TAXATION

United States Internal Revenue Service Circular 230 Notice: To ensure compliance with Internal Revenue Service Circular 230, prospective investors are hereby notified that: (a) any discussion of United States federal tax issues contained or referred to in this final terms or any document referred to herein is not intended or written to be used, and cannot be used by prospective investors for the purpose of avoiding penalties that may be imposed on them under the U.S. Internal Revenue Code; (b) such discussion is written for use in connection with the promotion or marketing of the transactions or matters addressed herein; and (c) prospective investors should seek advice based on their particular circumstances from an independent tax advisor.

The following paragraphs supplement the discussion under "Tax Matters" in the Prospectus dated as of June 3, 2008, and reflect recently enacted legislation.

Capital gain of a non-corporate U.S. Holder is generally taxed at preferential rates where the property is held for more than one year.

Medicare Tax

A U.S. Holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, is subject to a 3.8% tax (the "Medicare tax") on the lesser of (1) the U.S. Holder's "net investment income" for the relevant taxable year and (2) the excess of the U.S. Holder's modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals is between $125,000 and $250,000, depending on the individual's circumstances). A holder's net investment income generally includes its interest income and its net gains from the disposition of notes, unless such interest income or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). If you are a U.S. Holder that is an individual, estate or trust, you are urged to consult your tax advisors regarding the applicability of the Medicare tax to your income and gains in respect of your investment in the notes.

Treasury Regulations Requiring Disclosure of Reportable Transactions

Treasury regulations require United States taxpayers to report certain transactions that give rise to a loss in excess of certain thresholds (a "Reportable Transaction"). Under these regulations, because the Notes are denominated in a foreign currency, a U.S. Holder (or a non-U.S. Holder that holds the Notes in connection with a U.S. trade or business) that recognizes a loss with respect to the Notes that is characterized as an ordinary loss due to changes in currency exchange rates (under any of the rules discussed in the Prospectus) would be required to report the loss on Internal Revenue Service Form 8886 (Reportable Transaction Statement) if the loss exceeds the thresholds set forth in the regulations. For individuals and trusts, this loss threshold is $50,000 in any single taxable year. For other types of taxpayers and other types of losses, the thresholds are higher. You should consult with your tax advisor regarding any tax filing and reporting obligations that may apply in connection with acquiring, owning and disposing of the Notes.

Information with Respect to Foreign Financial Assets

Owners of "specified foreign financial assets" with an aggregate value in excess of $50,000 (and in some circumstances, a higher threshold) may be required to file an information report with respect to such assets with their tax returns. "Specified foreign financial assets" may include financial accounts maintained by foreign financial institutions, as well as the following, but only if they are held for investment and not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-United States persons, (ii) financial instruments and contracts that have non-United States issuers or counterparties, and (iii) interests in foreign entities. U.S. Holders are urged to consult their tax advisors regarding the application of this reporting requirement to their ownership of the notes.

OTHER RELATIONSHIPS

Some of the Dealers and their affiliates (together, the "Dealers") have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with the Corporation. The Dealers have received, or may in the future receive, customary fees and commissions for these transactions.

In addition, in the ordinary course of their business activities, the Dealers may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve notes of the Corporation. Typically, such Dealers would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in the Corporation's notes, including potentially the notes offered hereby. Any such short positions could adversely affect future trading prices of the notes offered hereby. The Dealers may also make investment recommendations and/or publish or express independent research views in respect of such notes and may hold, or recommend to clients that they acquire, long and/or short positions in such notes.

EXHIBIT G.

EXECUTION VERSION

TERMS AGREEMENT NO. 1279 UNDER THE STANDARD PROVISIONS

November 22, 2013

International Finance Corporation
2121 Pennsylvania Avenue, N.W.
Washington, D.C. 20433

1 The undersigned agrees to purchase from you (the "**Corporation**") the Corporation's INR 10,000,000,000 7.750 per cent. Synthetic INR Notes due December 3, 2016 (the "**Notes**") described in the Final Terms, dated as of the date hereof in the form of Annex I hereto (the "**Final Terms**") at 9:00 a.m. New York City time on November 26, 2013 (the "**Settlement Date**") at an aggregate purchase price of USD 160,589,427.43 (which is 100% of the aggregate nominal amount of the Notes at the agreed Reference Rate of 62.2706 Indian Rupees per one United States Dollar) on the terms set forth herein and in the Standard Provisions, dated as of June 3, 2008 (as amended from time to time, the "**Standard Provisions**"), incorporated herein by reference. In so purchasing the Notes, each of the undersigned understands and agrees that it is not acting as an agent of the Corporation in the sale of the Notes.

2 When used herein and in the Standard Provisions as so incorporated, the term "**Notes**" refers to the Notes as defined herein, the term "**Time of Sale**" refers to November 19, 2013, 6:50 a.m. London time and the term "**Dealers**" refers to the undersigned. All other terms defined in the Prospectus, the Final Terms relating to the Notes and the Standard Provisions shall have the same meaning when used herein.

3 The Corporation represents and warrants to the undersigned that the representations, warranties and agreements of the Corporation set forth in Clause 2 of the Standard Provisions (with the term "Prospectus" revised to read the "Prospectus as amended and supplemented with respect to Notes at the date hereof") are true and correct on the date hereof.

4 The obligation of each of the undersigned to purchase Notes hereunder is subject to the accuracy, on the date hereof and on the Settlement Date, of the Corporation's representations and warranties contained in Clause 2 of the Standard Provisions and to the Corporation's performance and observance of all applicable covenants and agreements contained therein, in each case with respect to the Notes. The obligation of each of the undersigned to purchase Notes hereunder is further subject to the receipt by the undersigned of an officer's certificate of the Corporation substantially in the form referred to in Clause 6.1 of the Standard Provisions, dated as of the Settlement Date.

5 The obligation of each of the undersigned to purchase Notes hereunder is further subject to the receipt by the undersigned of (i) a letter from Sullivan & Cromwell LLP addressed to the undersigned and giving the undersigned full benefit of the existing validity opinion of such firm in respect of the Corporation's Global Medium-Term Note Program as of the respective date of such existing validity opinion and (ii) a letter from KPMG LLP addressed to the undersigned and giving the undersigned full benefit of the existing comfort letter of such firm in respect of the Corporation's Global Medium-Term Note Program as of the respective date of such existing comfort letter.

6 The Corporation agrees that it will issue the Notes and the Dealers named below severally and not jointly agree to purchase the Notes at the purchase price specified above (being equal to the issue price of 100 per cent. of the aggregate nominal amount of the Notes at the agreed rate of 62.2706 Indian Rupees per one United States Dollar). The Corporation agrees that it will pay to each Dealer named below a combined management and underwriting fee of 0.15 per cent. of the nominal amount of the Notes that such Dealer commits to underwrite.

The respective nominal amounts of the Notes that each of the undersigned commits to underwrite are set forth opposite their names below in Schedule I hereto.

7 The purchase price specified above will be paid by J.P. Morgan Securities plc on behalf of each of the undersigned by wire transfer in same-day funds to the Corporation for value on the Settlement Date. The combined management and underwriting fee specified above will be paid by the Corporation to J.P. Morgan Securities plc on behalf of each of the undersigned by wire transfer in same-day funds for value on the Settlement Date.

8 The Corporation hereby appoints each of the undersigned as a Dealer under the Standard Provisions solely for the purpose of the issue of Notes to which this Terms Agreement relates. Each of the undersigned accepts such appointment, whereupon it shall be vested, solely with respect to this issue of Notes, with all authority, rights and powers of a Dealer purchasing Notes as principal set out in the Standard Provisions, a copy of which it acknowledges it has received.

9 In consideration of the Corporation appointing each of the undersigned as a Dealer under the Standard Provisions solely with respect to this issue of Notes, each of the undersigned hereby undertakes for the benefit of the Corporation and each of the other Dealers that, in relation to this issue of Notes, it will perform and comply with all of the duties and obligations expressed to be assumed by a Dealer under the Standard Provisions.

10 Each of the undersigned acknowledges that such appointment is limited to this particular issue of Notes and is not for any other issue of Notes of the Corporation and that such appointment will terminate upon issue of the relevant Notes, but without prejudice to any rights (including, without limitation, any indemnification rights), duties or obligations of each of the undersigned which have arisen prior to such termination.

11 For purposes hereof, the notice details of each of the undersigned are set out in Schedule II hereto.

All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Clause 10 of the Standard Provisions.

12 If a default occurs with respect to one or more of the several underwriting commitments to purchase any Notes under this Agreement, Dealers who have not defaulted with respect to their respective several underwriting commitments will take up and pay for, as nearly as practicable in proportion to their respective several underwriting commitments, Notes as to which such default occurred, up to but not exceeding in the aggregate 20% of the nominal amount of the Notes for which the non-defaulting Dealers were originally committed; provided, however, that if the aggregate nominal amount of Notes as to which such default occurred exceeds 16.667% of the principal amount of the Notes, the non-defaulting Dealers shall be entitled to terminate this Agreement without any liability on the part of any non-defaulting Dealers. Nothing herein will relieve a defaulting Dealer from liability for its default.

13 This Terms Agreement shall be governed by and construed in accordance with the laws of New York.

14 This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

HSBC BANK PLC

By ________________________
Name:
Title:

J.P. MORGAN SECURITIES PLC

By ________________________
Name:
Title:

MERRILL LYNCH INTERNATIONAL

By ________________________
Name:
Title:

HSBC BANK PLC

By: ______________________

Name:
Title:

J.P. MORGAN SECURITIES PLC



By: ______________________

Name: JOHN LEE-TIN
Title: MANAGING DIRECTOR

MERRILL LYNCH INTERNATIONAL

By: ______________________

Name:
Title:

HSBC BANK PLC

By: ______________________________

Name:

Title:

J.P. MORGAN SECURITIES PLC

By: ______________________________

Name:

Title:

MERRILL LYNCH INTERNATIONAL



By: ______________________________

Name: JOHN CAVANAGH

Title: MANAGING DIRECTOR

DC_LAN01:287588.2A

CONFIRMED AND ACCEPTED, as of the date first written above:

INTERNATIONAL FINANCE CORPORATION

By: 

Name:

Title:

WOLFGANG MEYER
DIRECTOR
TREASURY MARKET
OPERATIONS

DC_LAN01:287588.3

SCHEDULE I

Dealer	Nominal Amount of Notes
HSBC Bank plc	INR 3,333,330,000
J.P. Morgan Securities plc	INR 3,333,340,000
Merrill Lynch International	INR 3,333,330,000
Total:	**INR 10,000,000,000**

DC_LAN01:287588.3

SCHEDULE II

Notice Details of the Dealers:

c/o J.P. Morgan Securities plc
25 Bank Street
Canary Wharf
London E14 5JP
United Kingdom
Attention: Euro Medium Term Note Desk
Telephone: +44 20 7134 1470
Facsimile: +44 20 3493 1413